EXHIBIT 99.1

Quantum BioPharma Announces the Record Date for the Distribution of a Special Dividend of Contingent Value Rights (CVRs) Tied to the Future Litigation Settlement Proceeds of its USD $700 Million+ Case

TORONTO, Oct. 03, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announced today that its Board of Directors has established October 27, 2025 as the record date for the distribution of contingent value rights (“CVRs”) to holders of its Class B Subordinate Voting Shares on a one-for-one basis, advancing the Company’s previously disclosed plan in the Company’s press release dated June 13, 2025, to deliver a litigation-linked CVR to shareholders of record as of the record date.

Each CVR will entitle the holder to receive a pro rata portion of a minimum of 10% and up to 50% of the net proceeds ultimately recovered by the Company in connection with its legal action against CIBC World Markets, RBC Dominion Securities, and others, which alleges stock price manipulation and spoofing and seeks damages in excess of USD $700 million (the “Litigation”). No payment will occur under the CVRs unless and until the Company receives net proceeds from the Litigation following a settlement or a final, non-appealable judgment (“Qualifying Net Proceeds”). There is no guarantee that any net proceeds will be received or that any payment will be made under the CVRs, as a result of the Litigation.

The CVRs:

  Will not be listed on any exchange or marketplace;
  Will be non-transferable and non-assignable;
  Will not carry interest or voting rights;
  Will be redeemable only for cash, and only in the event that the Company receives net proceeds from the resolution of the Litigation (whether by settlement or final judgment).

“This record date is a key milestone in aligning potential future recoveries from the Company’s Litigation directly with our shareholders through a simple and enforceable right that pays only if value is realized,” said Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board of Quantum BioPharma.

The source of any potential payment on the CVRs will be solely from the Company’s Qualifying Net Proceeds from the Litigation, and no payments will be due unless and until such Qualifying Net Proceeds are actually received by the Company, after deduction of applicable fees, expenses, and costs as contemplated by the CVR framework previously described. Except with respect to Qualifying Net Proceeds, the CVR does not entitle the holder to any other monetary or financial rights of any kind.

The distribution date for the CVRs cannot be determined at this time, as it is contingent upon the Company receiving Qualifying Net Proceeds from the Litigation. There is no assurance that any such proceeds will be received or that any payment will be made under the CVRs.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including, without limitation, statements regarding the record date for the CVR distribution, the timing and mechanics of the CVR distribution, the terms and potential payments under the CVRs, and the outcome, timing, and potential recoveries from the Company’s litigation against certain financial institutions. Forward-looking statements are not statements of historical fact and are often, though not always, identified by words and phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “estimates,” “and similar expressions. These forward-looking statements are based on management’s beliefs, estimates, and opinions as of the date hereof and on assumptions that, while considered reasonable, are inherently subject to significant business, economic, competitive, legal, regulatory, tax, operational, and market uncertainties and contingencies.

Actual results may differ materially from those expressed or implied by the forward-looking statements due to risks and uncertainties that include, without limitation: the risk that the CVR distribution is delayed, modified, or cannot be completed as currently contemplated; the risk that the CVRs never become payable; uncertainties inherent in litigation, including timing, outcome, appeals, enforcement, collectability, and costs; regulatory or tax changes or interpretations that adversely affect the CVRs or any potential proceeds; market, economic, and operating conditions; the availability of sufficient working capital; and the other risk factors described under “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (as amended) and in other filings made with applicable Canadian securities regulators and the U.S. Securities and Exchange Commission. The foregoing lists of assumptions and risk factors are not exhaustive. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this press release are expressly qualified in their entirety by this cautionary note and reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: ir@quantumbiopharma.com
General Inquiries: info@quantumbiopharma.com